UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Microtune, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

59514P109
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,616,502
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,616,502
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 690,512
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 690,512
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,791
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,162,791
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,642,986
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,642,986
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,333,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,333,498
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,616,502
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,616,502
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,950,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JOHN BUCKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%1
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAGHU RAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,3001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%1
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JOHN HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,6001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%1
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5.

CUSIP NO. 59514P109

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, John Buckett, John Hamm and Mark R. Mitchell, director nominees of Value and Opportunity Master Fund, are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  In addition, Raghu Rau, director nominee of Value and Opportunity Master Fund, was appointed to the Board of Directors of the Issuer (the “Board”).  Accordingly, Mr. Rau is no longer a member of the Section 13(d) group and will cease to be a Reporting Person immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,950,000 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund is approximately $ 9,898,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On December 23, 2009, Value and Opportunity Master Fund delivered a letter to the Issuer (the “Nomination Letter”), nominating individuals for election as directors at the 2010 annual meeting of stockholders of the Issuer (the “2010 Annual Meeting”).  On March 23, 2010, the Ramius Group (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement.  Pursuant to the terms of the Settlement Agreement the Issuer agreed to nominate Raghu Rau, a Value and Opportunity Master Fund nominee, Robert Rast and Drew Peck to be elected as members of the Board at the 2010 Annual Meeting.

The Issuer agreed that, as long as the Ramius Group beneficially owns at least 4% of the outstanding Shares, if Mr. Rau refused to serve or stand for election at the 2010 Annual Meeting, resigned as a director or was removed as a director, the Ramius Group would have the ability to designate a substitute “independent” nominee to replace Mr. Rau, subject to the approval of the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) in good faith after exercising its fiduciary duties, which approval would not be unreasonably withheld.  In the event the Nominating Committee does not accept such substitute director(s) recommended by the Ramius Group, the Ramius Group will have the right to recommend additional substitute director(s) for consideration by the Nominating Committee.  Any substitute director approved by the Nominating Committee will be appointed to the Board no later than five (5) business days after such approval.

CUSIP NO. 59514P109

In addition, the Issuer agreed that, as long as the Ramius Group beneficially owns at least 4% of the outstanding Shares, if Mr. Rast refused to serve or stand for election at the 2010 Annual Meeting, resigned as a director or was removed as a director, the Issuer will have the ability to designate a substitute “independent” nominee to replace Mr. Rast, subject to the approval of the Ramius Group acting in good faith, which approval shall not be unreasonably withheld.  Such replacement nominee will be appointed to the Board no later than five (5) business days after approval by the Nominating Committee.  The Ramius Group will have the option to propose a substitute “independent” nominee for consideration by the Nominating Committee to replace Mr. Rast for election at the 2011 annual meeting of stockholders of the Issuer (the “2011 Annual Meeting”).

The Issuer further agreed that, as long as the Ramius Group beneficially owns at least 4% of the outstanding Shares, if Mr. Peck refused to serve or stand for election at the 2010 Annual Meeting, resigned as a director or was removed as a director, the Nominating Committee will appoint a substitute “independent” nominee mutually acceptable to the Issuer and the Ramius Group.  In the event the Issuer and the Ramius Group are unable to identify a mutually acceptable candidate to replace Mr. Peck, then a vacancy will remain on the Board until the election of directors at the 2011 Annual Meeting.  Such mutually acceptable nominee will be appointed to the Board no later than five (5) business days after approval by the Nominating Committee.

The Issuer agreed to permit Messrs. Rau, Rast and Peck to participate in Board meetings as observers to the Board subject to certain confidentiality and fiduciary obligations and to provide Messrs. Rau, Rast and Peck with copies of all notices and written information furnished to the full Board in connection with any such meetings at substantially the same time they are furnished to the Board, unless doing so would adversely affect the attorney-client privilege between the Issuer and its counsel.

The Issuer further agreed to (i) hold the 2010 Annual Meeting no later than May 20, 2010, (ii) nominate no more than nine (9) members for election to the Board at the 2010 Annual Meeting, inclusive of Messrs, Rau, Rast and Peck, (iii) nominate no more than nine (9) members for election to the Board at the 2011 Annual Meeting, (iv) not increase the size of the Board to more than nine (9) members prior to the conclusion of the 2011 Annual Meeting, (v) provide the Ramius Group with a list of up to nine (9) nominees that the Nominating Committee intends to nominate for election at the 2011 Annual Meeting no later than December 1, 2010 and provide the Ramius Group with written notice no later than two (2) business days following any change relating to such nominees for election at the 2011 Annual Meeting and (vi) seek stockholder approval for any amendment of its Rights Agreement, dated March 4, 2002, that reduces the beneficial ownership threshold for an “Acquiring Person” to below 15%.

The Ramius Group agreed to (i) withdraw the Nomination Letter, (ii) not solicit any proxies or consents for the election or removal of directors, (iii) not acquire beneficial ownership in excess of 14.99% of the then outstanding Shares, (iv) not form, join or participate in a Section 13(d) group, (v) not enter into voting trusts or agreements, (vi) not make any public statement critical of the Issuer, its directors or management until the completion of the 2011 Annual Meeting, unless the Ramius Group nominates a director for election at the 2011 Annual Meeting and in that case only on or after the 30th day prior to the applicable nomination deadline, (vii) not control or seek to control the Board, other than through non public communications with the officers and directors of the Issuer, (viii) not encourage “contested solicitation” for the election or removal of directors, (ix) not make proposals for consideration at any stockholder meeting or with respect to a business combination involving Ramius and the Issuer, (xi) not call a special meeting of the stockholders, (xii) not request to amend, waive or terminate the Settlement Agreement.

Notwithstanding the above restrictions, the Ramius Group may nominate one director for election at the 2011 Annual Meeting, solicit proxies for the election of such nominee and take any other action to further the election of such nominee.  In the event that (i) The Ramius Group has not proposed a director to replace Mr. Rast for election at the 2011 Annual Meeting or the Issuer has not consented to nominate any such proposed nominee, (ii) the Issuer does not nominate Mr. Rau for election at the 2011 Annual Meeting or (iii) the Issuer does not nominate Mr. Peck for election at the 2011 Annual Meeting or a vacancy exists on the Board, the Ramius Group may nominate one additional “independent” director for election at the 2011 Annual Meeting.

CUSIP NO. 59514P109

The Ramius Group has further agreed to vote all Shares beneficially owned by it in favor of the election to the Issuer’s slate of nominees at the 2010 Annual Meeting and 2011 Annual Meeting, except that in the event the Ramius Group nominates a director for election at the 2011 Annual Meeting, the Ramius Group will vote all Shares beneficially owned by it only for the Issuer’s nominees who are not in opposition to the Ramius nominee(s).

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,970,086 Shares outstanding as of February 5, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 16, 2010.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on March 24, 2010, Value and Opportunity Master Fund beneficially owned 2,616,502 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,616,502
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,616,502
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	Navigation Master Fund

(a)	As of the close of business on March 24, 2010, Navigation Master Fund beneficially owned 1,162,791 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 1,162,791
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,162,791
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)	Navigation Master Fund did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.	Enterprise Master Fund

(a)	As of the close of business on March 24, 2010, Enterprise Master Fund beneficially owned 690,512 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 690,512
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 690,512
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG PB

(a)
As of the close of business on March 24, 2010, RCG PB directly owned 480,195 Shares.  RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 1,162,791 Shares owned by Navigation Master Fund.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,642,986
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,642,986
4. Shared power to dispose or direct the disposition: 0

(c)	RCG PB did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,616,502 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,616,502
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,616,502
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

CUSIP NO. 59514P109

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 690,512 Shares owned by Enterprise Master Fund (ii) 1,162,791 Shares owned by Navigation Master Fund and (iii) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,333,498
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,333,498
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 4,950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,950,000
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 4,950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,950,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 4,950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,950,000
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,950,000

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 9.2%

CUSIP NO. 59514P109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,950,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,950,000

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

L.	Mr. Buckett

(a)
As of the close of business on March 24, 2010, Mr. Buckett directly owned 3,000 Shares.  Mr. Buckett, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 3,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Buckett did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

M.	Mr. Rau

(a)
As of the close of business on March 24, 2010, Mr. Rau directly owned 3,300 Shares.  Mr. Rau, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 3,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,300
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)
Mr. Rau did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

N.	Mr. Mitchell

(a)
As of the close of business on March 24, 2010, Mr. Mitchell did not directly own any Shares.  Mr. Mitchell, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mitchell did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

O.	Mr. Hamm

(a)
As of the close of business on March 24, 2010, Mr. Hamm directly owned 2,600 Shares.  Mr. Hamm, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owner of the (i) 2,616,502 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 690,512 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 2,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,600
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Hamm since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares on behalf of Enterprise Master Fund and Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

CUSIP NO. 59514P109

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 25, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement, dated March 25, 2010, by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

99.2
Settlement Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Mark R. Mitchell and Microtune, Inc., dated March 23, 2010.

CUSIP NO. 59514P109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Buckett, Raghu Rau and John Hamm

/s/ Mark R. Mitchell
MARK R. MITCHELL

CUSIP NO. 59514P109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

11,119	2.1991	2/5/2010
48,357	2.1986	2/5/2010
902	2.2214	2/8/2010
34,276	2.2109	2/8/2010
10,732	2.2876	2/9/2010
8,939	2.2799	2/9/2010
8,181	2.2869	2/10/2010
10,054	2.2763	2/10/2010
164	2.2900	2/11/2010
1,230	2.2879	2/11/2010
10,034	2.3841	2/12/2010
54,469	2.3516	2/12/2010
1,722	2.3900	2/16/2010
2,799	2.3900	2/16/2010
328	2.3700	2/17/2010
15,651	2.3751	2/17/2010
7,727	2.3818	2/18/2010
12,773	2.3767	2/18/2010
814	2.3633	2/19/2010
17,281	2.3769	2/19/2010
22,905	2.3714	2/22/2010
1,148	2.3640	2/23/2010
17,784	2.3591	2/23/2010
328	2.3700	2/24/2010
21,716	2.3675	2/24/2010
18,696	2.3474	2/25/2010
410	2.3470	2/26/2010
11,340	2.3630	2/26/2010
246	2.3850	3/1/2010
10,332	2.3801	3/1/2010

CUSIP NO. 59514P109

RAMIUS ENTERPRISE MASTER FUND LTD

2,441	2.1991	2/5/2010
10,615	2.1986	2/5/2010
198	2.2214	2/8/2010
7,524	2.2109	2/8/2010
2,356	2.2876	2/9/2010
1,962	2.2799	2/9/2010
1,796	2.2869	2/10/2010
2,207	2.2763	2/10/2010
36	2.2900	2/11/2010
270	2.2879	2/11/2010
2,202	2.3841	2/12/2010
11,957	2.3516	2/12/2010
378	2.3900	2/16/2010
614	2.3900	2/16/2010
72	2.3700	2/17/2010
3,436	2.3751	2/17/2010
1,696	2.3818	2/18/2010
2,804	2.3767	2/18/2010
179	2.3633	2/19/2010
3,793	2.3769	2/19/2010
5,028	2.3714	2/22/2010
252	2.3640	2/23/2010
3,904	2.3591	2/23/2010
72	2.3700	2/24/2010
4,767	2.3675	2/24/2010
4,104	2.3474	2/25/2010
90	2.3470	2/26/2010
2,489	2.3630	2/26/2010
54	2.3850	3/1/2010
2,268	2.3801	3/1/2010

JOHN HAMM

2,600	2.3000	2/10/2010